UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                             COBRA ELECTRONICS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   191042100
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 18, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191042100

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         376,838
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    376,838
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             376,838
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.8%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Cobra Electronics Corp., 6500 W. Cortland Street, Chicago, IL 60707.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al, related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $534,607.47 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person is filing this Amendment No. 5 to reflect a decrease in his ownership percentage of the company's common stock to 5.8%, from the 6.9% previously reported on Schedule 13D, Amendment No. 4, filed on November 25, 2011. While, particularly in light of the significant improvements in the company's operating results of late, the reporting person continues to believe Cobra shares are undervalued in the marketplace, the sales have been effected for two primary reasons: 1) the need to maintain adequate portfolio diversification, in light of the marked increase in Cobra's stock price (the reporting person's average cost, as noted in Item #3 above, is $1.41 per share), and 2) in light of exceptional opportunities to purchase stocks suffering from "tax-loss" selling, in the month of December, the reporting person believed that pursuing those short-term opportunities represented a compelling choice that justified further "lightening up" on his Cobra position.

     The reporting person believes that, should the company's operating results continue to improve, management ought to consider instituting a regular annual dividend, in order to broaden the company's shareholder base, to increase overall trading liquidity, to reflect management's (presumed) confidence in the "staying power" and "durability" of the company's return to profitability, and to increase overall shareholder value.

     Other than as noted above, the reporting person currently has no specific plan or proposals which relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
This notwithstanding, the reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on February 2, 2012, the reporting person has sole voting and dispositive power over 376,838 shares of Cobra Electronics Corp.'s common stock. The company's latest Form 10-Q filing, as of November 7, 2011, indicates there were 6,539,580 common shares outstanding. Accordingly, the reporting person is deemed to own 5.8% of the company's common stock. Transactions effected by the reporting person from November 24, 2011, through February 2, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

12/05/11  sold 6400 shares at $4.788
12/09/11  sold 1000 shares at $4.43
12/12/11  sold 11,159 shares at $4.412
12/13/11  sold 5000 shares at $4.318
12/14/11  sold 100 shares at $4.53
12/19/11  sold 2500 shares at $4.207
12/22/11  sold 2500 shares at $4.43
12/23/11  sold 8297 shares at $4.515
12/27/11  sold 678 shares at $4.49
12/28/11  sold 10,200 shares at $4.373
01/06/12  sold 3000 shares at $4.349
01/09/12  sold 6055 shares at $4.265
01/17/12  sold 2500 shares at $4.65
01/18/12  sold 7900 shares at $4.70
01/19/12  sold 200 shares at $4.73
01/26/12  sold 2374 shares at $4.79
01/31/12  sold 126 shares at $4.79
02/01/12  sold 2500 shares at $4.79

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  02/02/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor